UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*


                                Sealy Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    812139301
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                                 (CUSIP Number)

                                Stephen D. Lane
                               FPR Partners, LLC
                        199 Fremont Street, Suite 2500
                         San Francisco, CA  94105-2261
                              	(415) 284-8516
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                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                                 May 31, 2012
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 812139301                                             Page 2 of 6
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1. NAMES OF REPORTING PERSONS

   FPR Partners, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   AF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			8,855,065 shares of Common Stock
   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH:     9.  SOLE DISPOSITIVE POWER
			8,855,065 shares of Common Stock
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,855,065 shares of Common Stock
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8%
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14. TYPE OF REPORTING PERSON

    IA
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

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 812139301                                             Page 3 of 6
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	This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value of $0.01 per share (the "Common Stock") of Sealy Corporation, a Delaware corporation (the "Issuer"), which has its principal executive office at Sealy Drive, One Office Parkway, Trinity, North Carolina 27370. This Amendment No. 3 amends and supplements, as set forth below, the initial
Schedule 13D, filed January 9, 2012, and the Amendment No. 1 to Schedule 13D, filed February 14, 2012, on behalf of BART Partners, LLC, and the Amendment
No. 2 to Schedule 13D, filed March 29, 2012, jointly on behalf of FPR Partners, LLC and BART Partners, LLC, relating to the Common Stock (collectively, the "Schedule 13D").

Item 2.     Identity and Background
            -----------------------

	This Schedule 13D is being filed on behalf of FPR Partners, LLC, a limited liability company organized under the laws of the State of Delaware ("FPR Partners" or "Reporting Person"). FPR Partners' principal business is that of investment management. The address of its principal office is 199 Fremont Street, Suite 2500, San Francisco, CA 94105-2261.

	During the last five years, FPR Partners has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

	The source of funds used to purchase the securities of the Issuer reported herein was the working capital of certain advisory clients of the Reporting Person. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.     Purpose of Transaction
            ----------------------

	The securities of the Issuer as to which this schedule is filed were acquired for investment purposes, and such purchases have been made in the ordinary course of business.

	In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person's modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

	The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 812139301                                             Page 4 of 6
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Item 5.    Interest in Securities of the Issuer
           ------------------------------------

	The ownership percentages set forth herein are based on 100,971,540 shares of the Issuer's Common Stock outstanding as of March 20, 2012, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on March 27, 2012.

	(a) As of June 8, 2012, the Reporting Person may be deemed to be the beneficial owner of an aggregate number of 8,855,065 shares (8.8%) of the Issuer's Common Stock.

	(b)	The Reporting Person has and will have the sole power to
vote and dispose of the shares of the Common Stock that it beneficially owns.

	(c)	During the 60 days preceding the date of this report, the
Reporting Person has purchased the following shares of the Issuer's Common Stock in the open market:

Reporting Person        Trade Date             Quantity     Wtd Avg Price
----------------        ----------             --------     -------------

FPR Partners, LLC	04/30/2012	 	 75,000 	 $2.06
			05/01/2012	 	 50,000 	 $2.04
			05/02/2012	 	 50,000 	 $1.98
			05/03/2012	 	200,000 	 $1.80
			05/04/2012	 	100,000 	 $1.82
			05/07/2012	 	 50,107 	 $1.83
			05/08/2012	 	 48,200 	 $1.84
			05/09/2012	 	150,000 	 $1.79
			05/10/2012	 	100,000 	 $1.75
			05/11/2012	 	136,500 	 $1.75
			05/16/2012	 	 30,000 	 $1.71
			05/31/2012	 	125,000 	 $1.70

	(d)	Not Applicable

	(e)	Not Applicable

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 812139301                                             Page 5 of 6
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer
	    -------------------------------------------------------------

	The Reporting Person holds 974,193 of Issuer's 8% Senior Secured Third Lien Convertible Notes due 2016 (the "Notes"). The Notes are convertible into 29,631,369 shares of Issuer's Common Stock. However, based on the Prospectus Supplement of Sealy Corporation dated April 9, 2009 (the "Prospectus"), the Reporting Person is required to provide 61 days' notice to the Issuer in order to receive shares of Issuer's Common Stock upon conversion of the Notes. According to the Prospectus, no holder of the Notes (other than Kohlberg Kravis Roberts & Co. L.P., its affiliates and certain members of management) will be permitted to receive shares upon conversion of the Notes to the extent such conversion will result in such holder becoming a "beneficial owner" under the securities laws by owning 5% or more of the shares of Issuer's Common Stock. In addition, no holder of more than 5% of Issuer's Common Stock at May 27, 2009 (other than Kohlberg Kravis Roberts
& Co. L.P., its affiliates and certain members of management) may receive shares upon conversion of the Notes to the extent such conversion will result in such holder becoming a "beneficial owner," directly or indirectly, of more than an additional 1% of the shares of Common Stock upon conversion of the Notes. These limitations on beneficial ownership shall be terminated
(i) upon 61 days' notice to the Issuer by any holder of Notes, solely with respect to the Notes beneficially owned by such holder, (ii) immediately upon delivery by the Issuer of notice of its election to terminate conversion rights to the extent permitted by the indenture governing the Notes,
(iii) immediately upon delivery by the Issuer of notice of a fundamental change or (iv) on June 15, 2016.

	Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits
	    --------------------------------

	Not Applicable.

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 812139301                                             Page 6 of 6
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                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 2012


				        FPR Partners, LLC

					/s/ Stephen D. Lane
					-------------------------------------
               				Name: Stephen D. Lane
	       				Title: Chief Financial Officer